October 17, 2024

Tom Berry
Chief Executive Officer
ILS Fixed Horizon LLC
PO Box 1227
210 Market Street
El Campo, TX 77437

       Re: ILS Fixed Horizon LLC
           Amendment No. 11 to Offering Statement on Form 1-A
           Filed October 8, 2024
           File No. 024-12055
Dear Tom Berry:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Amended Offering Statement on Form 1-A
Financial Statements, page F-1

1. The interim financial statements provided in response to prior comment 1 appear to be incomplete. Please provide complete interim unaudited financial statements, as required by Sections (b)(3)(B) and (b)(5) of Part F/S in Part II of Form 1-A.
 October 17, 2024
Page 2

       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Larry Pino, Esq.